

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2008

Mr. Jordan Welsh, President
Razor Resources Inc.
1500 Rosecrans Avenue, Suite 500
Manhattan Beach, CA 90266

> **Re:** **Razor Resources Inc**
> **Form 10-KSB for Fiscal Year Ended April 30, 2007**
> **Filed August 10, 2007**
> **Form 10-QSB for the Quarter Ended October 31, 2007**
> **Filed December 14, 2007**
> **File No. 0-51973**

Dear Mr. Welsh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2007

Item 8: Changes in Disagreements with Accountants and Financial Disclosure, page 7

1. Please revise your disclosure to provide all of the information required by Item 304(a) of Regulation S-B regarding your change in accountants. Further note that any change in accountants should be reported on an Item 4.01 Form 8-K in

compliance with Item 304(a) of Regulation S-B and filed within 4 business days of the occurrence.

Report of Independent Accounting Firm, page 14

2.   The audit report provided by your current independent registered public accounting firm does not opine on the inception to date statement of operations or statement of cash flows information reported. Please tell us whether period from inception through April 30, 2007 has been audited. If so, please amend your filing to include an audit report that includes your independent accountant's audit opinion for this period. Please note that Note 2 to Rule 310 of Regulation S-B requires you to comply with the provisions of Article 2 of Regulation S-X.

3.   We note you have not provided the audit opinion of your prior independent accounting firm in your Form 10-KSB. Please amend to include the audit opinion for the financial statements as of and for the fiscal year ended April 30, 2006 (and cumulative financial information as necessary) reported in your filing.

Form 10-QSB for the Quarter Ended October 31, 2007

Financial Statements

Notice to Reader, page 3

4.   You have disclosed the interim financial statements were not reviewed by your independent accountants. Please note that you are required to obtain reviews of your interim financial statements by an independent public accountant using professional standards and procedures for conducting such reviews pursuant to Rule 310(b) of Regulation S-X. Please have such reviews performed, file amended Form 10-QSBs as necessary, and confirm to us such reviews have been completed.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief